Exhibit 99.1

POLYPID LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Operations	4

Interim Condensed Consolidated Statements of Shareholders’ Equity	5-6

Interim Condensed Consolidated Statements of Cash Flows	7

Notes to Interim Condensed Consolidated Financial Statements	8 - 17

- - - - - - - - - - - - - - - - - - - - - - -

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,640	$9,819
Restricted cash	576	397
Short-term deposits	12,139	22,384
Prepaid expenses and other current assets	661	2,211

Total current assets	25,016	34,811

LONG-TERM ASSETS:
Property and equipment, net	9,183	8,761
Other long-term assets	618	663

Total long-term assets	9,801	9,424

Total assets	$34,817	$44,235

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$2,168	$-
Trade payables	2,430	4,136
Accrued expenses and other current liabilities	4,106	3,940

Total current liabilities	8,704	8,076

LONG-TERM LIABILITIES:
Long-term debt	6,919	-
Other liabilities	84	199

Total long-term liabilities	7,003	199

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares with no par value - Authorized: 47,800,000 shares at June 30, 2022 (unaudited) and December 31, 2021 (audited); Issued and outstanding: 19,551,173 and 18,756,570 shares at June 30, 2022 (unaudited) and December 31, 2021 (audited), respectively	-	-
Additional paid-in capital	217,716	210,847
Accumulated deficit	(198,606)	(174,887)

Total shareholders’ equity	19,110	35,960

Total liabilities and shareholders’ equity	$34,817	$44,235

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

Operating expenses:
Research and development, net	$17,095	$13,460	$8,398	$7,442
Marketing and business development	1,698	1,391	923	739
General and administrative	4,723	4,576	2,243	2,449

Operating loss	23,516	19,427	11,564	10,630
Financial expense (income), net	203	(263)	281	(153)

Loss	$23,719	$19,164	$11,845	$10,477

Basic and diluted loss per Ordinary share	$1.23	$1.03	$0.61	$0.56

Weighted average number of Ordinary shares used in computing basic and diluted loss per share	19,222,423	18,685,906	19,505,246	18,747,967

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

Three Months Ended June 30, 2022	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2022	19,470,757	$215,606	$(186,761)	$28,845

Share-based compensation	-	1,266	-	1,266
Issuance of shares, net (1)	57,722	285	-	285
Issuance of warrants	-	468	-	468
Exercise of options	22,694	91	-	91
Loss	-	-	(11,845)	(11,845)

Balances as of June 30, 2022 (unaudited)	19,551,173	$217,716	$(198,606)	$19,110

(1)	Net of issuance cost of $21 in cash.

Three Months Ended June 30, 2021	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2021	18,745,142	$207,120	$(140,973)	$66,147

Share-based compensation	-	1,153	-	1,153
Exercise of options	11,428	62	-	62
Loss	-	-	(10,477)	(10,477)

Balances as of June 30, 2021 (unaudited)	18,756,570	$208,335	$(151,450)	$56,885

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

Six Months Ended June 30, 2022	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2022	18,756,570	$210,847	$(174,887)	$35,960

Share-based compensation	-	2,539	-	2,539
Issuance of shares, net (1)	768,622	3,754	-	3,754
Issuance of warrants	-	468	-	468
Exercise of options	25,981	108	-	108
Loss	-	-	(23,719)	(23,719)

Balances as of June 30, 2022 (unaudited)	19,551,173	$217,716	$(198,606)	$19,110

(1)	Net of issuance cost of $162.

Six Months Ended June 30, 2021	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2021	18,494,739	$205,063	$(132,286)	$72,777

Share-based compensation	-	2,238	-	2,238
Exercise of warrants	184,473	632	-	632
Exercise of options	77,358	402	-	402
Loss	-	-	(19,164)	(19,164)

Balances as of June 30, 2021 (unaudited)	18,756,570	$208,335	$(151,450)	$56,885

Year Ended December 31, 2021	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2021	18,494,739	$205,063	$(132,286)	$72,777

Share-based compensation	-	4,750	-	4,750
Exercise of warrants	184,473	632	-	632
Exercise of options	77,358	402	-	402
Loss	-	-	(42,601)	(42,601)

Balances as of December 31, 2021 (audited)	18,756,570	$210,847	$(174,887)	$35,960

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended June 30,
	2022	2021
	Unaudited

Cash flows from operating activities:
Loss	$(23,719)	$(19,164)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation of property and equipment	805	547
Non-cash financial expenses, net	146	-
Share-based compensation expenses	2,539	2,238
Changes in assets and liabilities:
Prepaid expenses and other assets	1,584	1,387
Trade payables	(1,748)	782
Accrued expenses and other liabilities	51	659

Net cash used in operating activities	(20,342)	(13,551)

Cash flows from investing activities:
Short-term and long-term deposits, net	10,245	16,819
Purchase of property and equipment	(1,185)	(391)
Pre-payments for equipment	-	(787)

Net cash provided by investing activities	9,060	15,641

Cash flows from financing activities:
Proceeds from issuance of Ordinary shares, net	3,754	-
Proceeds from long-term debt, net	9,331	-
Payments due to long-term debt	(406)	-
Proceeds from issuance of warrants	468	-
Proceeds from exercise of options	108	402
Proceeds from exercise of warrants	-	632

Net cash provided by financing activities	13,255	1,034

Increase in cash, cash equivalents and restricted cash	1,973	3,124
Cash, cash equivalents and restricted cash at the beginning of the period	10,456	4,908

Cash, cash equivalents and restricted cash at the end of the period	$12,429	$8,032

Non-cash activities:
Property and equipment acquired by credit	$42	$-

Supplemental disclosures of cash flows:
Interest paid	$77	$-

Supplemental disclosures of cash flow information:
Cash and cash equivalents	$11,640	$7,448
Restricted cash	789	584

	$12,429	$8,032

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients (“APIs”) locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX100, which incorporates an antibiotic for the prevention of surgical site infections in bone and soft tissue. Through June 30, 2022, the Company has been primarily engaged in research and development.

The Company’s wholly owned subsidiaries include a subsidiary in the United States (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States.

b.	The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete Phase 3 clinical studies and certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. The Company’s future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing; (ii) completion of all required clinical studies; (iii) the success of its research and development; activities; (iv) manufacturing of all required clinical and commercial production batches; (v) marketing approval by the relevant regulatory authorities; and (vi) market acceptance of the Company’s product candidates.

There can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all, or will succeed in achieving the clinical, scientific and commercial milestones as detailed above.

As of June 30, 2022, the Company’s cash, cash equivalents and short-term deposits amounted to a total of $23,779. During the six-month period ended June 30, 2022, the Company incurred a loss of $23,719 and had negative cash flows from operating activities of $20,342. In addition, the Company had an accumulated deficit of $198,606 as of June 30, 2022.

Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales.

Based on the abovementioned, as of the approval date of these interim condensed consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and summary of significant accounting policies:

The accompanying interim condensed consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022.

The preparation of interim condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and judgments that affect the amounts reported in the interim condensed consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions, but are not limited to, the fair value of financial assets and liabilities, the useful lives of property and equipment and the determination of the fair value of the Company’s share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. Interim results are not necessarily indicative of the results for a full year.

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

b.	Basic and diluted loss per share:

The Company’s basic loss per share is calculated by dividing the loss attributable to Ordinary shareholders by the weighted-average number of shares of Ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted loss per share is the same as basic loss per share in periods when the effects of potentially dilutive shares of Ordinary shares are anti-dilutive.

c.	Fair value of financial instruments:

Under US GAAP, fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Fair value of financial instruments: (Cont.)

The carrying amounts of cash and cash equivalents, restricted cash, short-term deposits, long-term deposits, prepaid expenses and other current assets, trade payables, accrued expenses and other current and non-current liabilities approximate their fair value due to the short-term maturity of such instruments.

The fair value measurement of the Financial Commitment Asset (see Note 4) is measured using unobservable inputs that require a high level of judgment to determine fair value, and thus is classified as a Level 3 financial instrument. The Company estimates the fair value of the abovementioned instrument using the Monte-Carlo simulation and the Black-Scholes option pricing model.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

d.	Recently adopted accounting pronouncements:

As an “Emerging Growth Company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company has adopted ASU 2019-12 as of January 1, 2022. The impact of adoption of this standard on the Company’s consolidated financial statements was immaterial.

In August 2020, the FASB issued ASU No. 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2022. The adoption of the standard did not result in a material impact to the Company’s consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Recently Issued Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which would require lessees to recognize assets and liabilities on the balance sheet for most leases, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. Under this guidance, the Company would also be required to provide enhanced disclosures. The guidance require that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.

A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The standard provides a number of optional practical expedients in transition. The Company elected to use the effective date as the date of initial application and to adopt the ‘package of practical expedients’, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

The Company expects adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of right-to-use (“ROU”) assets and lease liabilities of approximately $3,388 as of January 1, 2022. The most significant impact from recognition of ROU assets and lease liabilities relates to office premises.

NOTE 3:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	In connection with its research and development programs, through June 30, 2022, the Company received participation payments from the Israel Innovation Authority of the Ministry of Economy in Israel (“IIA”) in the aggregate amount of $4,888. In return for IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through June 30, 2022, no royalties have been paid or accrued.

b.	The Company’s facilities are leased under operating lease agreements for periods ending no later than 2027. The Company has bank guarantees in connection with the facilities lease agreements in the total amount of $214. Accordingly, cash in the same amount was restricted in bank deposits. The Company also leases motor vehicles under various operating leases, the latest of which expires in 2025. Future minimum lease payments under non-cancelable operating leases as of June 30, 2022, are as follows (unaudited):

2022	$854
2023	1,273
2024	515
2025	456
2026 and thereafter	665

Total	$3,763

As of June 30, 2022, the Company made advance payments on account of car leases in the amount of $84 (unaudited). Lease expenses for the six-month ended June 30, 2022, were $699 (unaudited).

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:- LINE OF CREDIT ARRANGEMENT

On April 5, 2022, the Company entered into a secured line of credit agreement for up to $15,000 with Kreos Capital VI (Expert Fund) LP (“Kreos”) (the “Credit Line”). The Credit Line is comprised of three tranches in the amount of $10,000, $2,500 and $2,500, respectively, in which the first tranche in the amount of $10,000 (the “First Tranche”) was drawn on April 26, 2022. In addition, in accordance with the Credit Line agreement, the Company will issue to Kreos warrants to purchase the Company’s Ordinary shares equal to 8% of the amount of each tranche, when and if borrowed, with an exercise price of $5.14 per share. The expiration date for each warrant issued will be seven years from the issuance date. Accordingly, as a result of the First Tranche withdrawal, the Company issued to Kreos a warrant in the total amount of $800. The total number of shares issuable upon exercise is equal to the total amount divided by the exercise price.

The Credit Line is denominated in USD and bears interest at an annual rate equal to 9.25%. The interest paid due to the Credit Line for the six-month period ended June 30, 2022, amounted to $77.

On each drawdown date, the Company shall pay to Kreos on the drawdown date the last month payment for each tranche. For the First Tranche the amount the Company paid was $317.

On May 19, 2022, the second tranche milestone was met following the independent data safety monitoring board review of interim analysis of SHEILD I, which recommended to end the trial at the lower end of the patient recruitment target as agreed in the Credit Line agreement (the “Second Tranche”). As of June 30, 2022, the Company has yet to draw the Second Tranche (for further information see Note 7).

Drawdown of the third and final tranche of $2,500 will be available subject to obtaining positive top-line results from the SHIELD I trial of the Company or if other conditions are met as agreed in the Credit Line agreement (the “Third Tranche”). Drawdown of the Third Tranche can be made by December 31, 2022.

The Company has concluded that the Credit Line Arrangement include several legally detachable and separately exercisable freestanding financial instruments: The first tranche term loan, the warrants, and the right to receive additional loan tranches (the “Financial Commitment Asset” or “FCA”).

The Company has concluded that the warrants should be classified as equity since the warrants are not an ASC No. 480 liability, are indexed to the Company’s own share and meet all the equity classification conditions pursuant to ASC No. 815-40. The Company has also concluded that the FCA is not indexed to the Company’s own share and should be measured at fair value, with changes in fair value recognized in earnings. In addition, the First Tranche term loan was accounted for using the effective interest method.

The Company allocated the proceeds received under the Credit Line between the warrants and the First Tranche term loan using the relative fair value method. The proceeds allocation resulted in $9,532 (unaudited) allocated to the First Tranche and $468 (unaudited) allocated to the warrants, net of issuance costs.

During the six-month period ended on June 30, 2022, the Company recognized $223 of interest expenses related to the First Tranche, which were included as part of financial expenses in the Company’s statements of operation.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:- LINE OF CREDIT ARRANGEMENT (CONT.)

the FCA was measured at its fair value (hierarchy level 3) and presented under prepaid expenses and other current assets in the interim condensed consolidated balance sheets.

The fair value of the underlying asset for the FCA calculation was calculated based on the Monte-Carlo option pricing model using the following inputs:

	June 30,	April 26,
	2022	2022

Expected volatility (%)	65	72
Risk-free interest rate (%)	1.72	1.21

The fair value of the FCA was calculated based on the Black-Scholes option pricing model using the following inputs:

	June 30,	April 26,
	2022	2022

Dividend yield (%)	-	-
Expected volatility (%)	60.8-60.96	60.96-61.11
Risk-free interest rate (%)	3.03-3.04	2.88
Expected term (in years)	6.52-6.73	6.52-6.73

The following table sets forth the changes in the FCA’s fair value (unaudited):

Balance as of January 1, 2022	$-
Issuance of a FCA	17
Changes to the fair value accounted for as financial income	121

Balance as of June 30, 2022	$138

NOTE 5:- SHAREHOLDERS’ EQUITY

a.	Ordinary share capital (with no par value) is composed as follows:

	June 30, 2022		December 31, 2021
	Unaudited		Audited
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

Ordinary shares	47,800,000	19,551,173	47,800,000	18,756,570

b.	In July 2021, the Company entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its Ordinary shares, no par value (the “Ordinary Shares”), through the Agent in an at the market offering (“ATM’”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $45,000. During the six-month period ended June 30, 2022, the Company sold 768,622 Ordinary Shares under the ATM for a total amount of $3,754, net of issuance cost in the amount of $162.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:- SHAREHOLDERS’ EQUITY (CONT.)

c.	Share option plan:

Through June 30, 2022, the Company authorized through its 2012 Share Option Plan the grant of 4,672,094 options to Ordinary shares to its officers, directors, advisors, management and other employees. The options granted generally have a four-year or three-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are cancelled or forfeited before expiration become available for future grant.

As of June 30, 2022, 397,030 of the Company’s options were available for future grants.

On May 9, 2022, the Board of Directors approved to increase the Company’s options pool by additional one million options from 3,672,094 to 4,672,094.

A summary of the status of options to employees under the Company’s option plan as of and for the six-month period ended June 30, 2022, and changes during the period then ended is presented below (unaudited):

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of period	2,726,911	$6.25	$2,323	6.44
Granted	1,088,220	5.55
Exercised	(25,981)	4.15	$14
Forfeited and expired	(172,644)	6.93

Outstanding at end of period	3,616,506	$6.02	$1,555	6.84

Exercisable options	1,797,434	5.53	$1,555	4.32

Vested and expected to vest	3,616,506	$6.02	$1,555	6.84

The Black-Scholes option pricing model assumptions used to value the employee share options at the grant dates are presented in the following table for the six-month period ended June 30, 2022:

Dividend yield (%)	0
Expected volatility (%)	70.45-87.55
Risk-free interest rate (%)	1.81-3.00
Expected term (in years)	1.2-6.2

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:- SHAREHOLDERS’ EQUITY (CONT.)

c.	Share option plan: (Cont.)

The total share-based compensation expense recognized by the Company’s departments:

	Six Months Ended June 30,
	2022	2021
	Unaudited

Research and development	$1,193	$1,013
Marketing and business development	199	162
General and administrative	1,147	1,063

	$2,539	$2,238

As of June 30, 2022, there were unrecognized compensation costs of $9,738, which are expected to be recognized over a weighted average period of approximately 2.9 years.

On May 3, 2022, the annual and extraordinary general meeting of shareholders of the Company approved a new grant of 76,120 options to the then current Chief Executive Officer of the Company, Mr. Amir Weisberg. In addition, it was approved to accelerate the vesting of 12,906 options from an outstanding grant, in which in both cases the vesting of all options will occur on June 30, 2022. As a result, the Company recognized a total share-based compensation expense in the amount of $76.

d.	Options issued to non-employees (including directors and consultants):

Outstanding options granted to non-employees as of June 30, 2022, were as follows (unaudited):

Grant date	Options outstanding as of June 30, 2022	Average Exercise price per share ($)	Options exercisable as of June 30, 2022	Exercisable through

October 2013	5,719	$5.06	5,719	October 2023
September 2014	5,719	$5.06	5,719	September 2024
April 2016	5,975	$3.10	5,975	April 2026
December 2016	7,170	$3.93	7,170	December 2026
June 2017	197,722	$4.10	197,722	June 2027
November 2017	17,925	$7.70	17,925	November 2027
August 2019	71,700	$8.18	71,700	August 2029
June 2020	64,530	$6.62	42,918	June 2030
April 2021	62,741	$9.57	62,741	April 2031
August 2021	15,000	$8.13	-	August 2031
December 2021	10,000	$6.80	-	December 2031
May 2022	65,625	$5.00	-	May 2032

	529,826		417,589

No options were exercised by non-employees during the six-month period ended June 30, 2022.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:- SHAREHOLDERS’ EQUITY (CONT.)

e.	Warrants:

Further to the discussed in Note 4, as of April 26, 2022, the Company measured the fair value of the warrants to purchase Ordinary shares (a Level 3 valuation) using the Black-Scholes option pricing model.

As of April 26, 2022, the relative fair value of the Warrant to purchase Ordinary shares issued to Kreos was $468, which was calculated using the following assumptions:

Share price ($)	4.96
Exercise price ($)	5.14
Expected volatility (%)	60.81
Adjustment to risk-free interest rate (%)	2.84
Dividend yield (%)	-
Risk-free interest rate (%)	2.88
Expected life (in years)	6.94

As of June 30, 2022, all warrants exercisable into Ordinary Shares as of June 30, 2022, were as follows (unaudited):

Grant date	Warrants outstanding as of June 30, 2022	Average Exercise price per share ($)	Warrants exercisable as of June 30, 2022	Exercisable through

August 2019	200,596	$15.95	200,596	August 2023
September 2020	17,925	$16.00	17,925	September 2024
April 2022	155,794	$5.14	155,794	April 2029

	374,315		374,315

NOTE 6:- BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary Share:

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021
	Unaudited
Numerator:
Allocation of loss attributable to Ordinary shareholders	23,719	19,164	11,845	10,477

Denominator:
Weighted average Ordinary shares outstanding	19,222,423	18,685,906	19,505,246	18,747,967

Basic and diluted loss per share	$1.23	$1.03	$0.61	$0.56

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:- BASIC AND DILUTED LOSS PER SHARE (CONT.)

The potential Ordinary Shares that were excluded from the computation of diluted loss per share attributable to Ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three and Six Months Ended June 30,
	2022	2021
	Unaudited

Ordinary Share options	4,146,332	2,637,154
Warrants	374,315	218,521

	4,520,647	2,855,675

NOTE 7:- SUBSEQUENT EVENTS

a.	Further to the discussed in Notes 4 and 5e, on July 19, 2022, the Company withdrew the Second Tranche (additional $2,500), and accordingly issued to Kreos a warrant in the total amount of $200, with an exercise price of $5.14 per share.

b.	On August 2, 2022, the Company entered into a license, distribution and supply agreement (the “License Agreement”) with Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings (“Advanz”), pursuant to which the Company granted the exclusive right to Advanz to market, advertise, promote, distribute, offer for sale, sell and import our product D-PLEX100, for the prevention of (i) post abdominal surgery incisional infection; and/or (ii) post cardiac surgery sternal infection, in the European Economic Area and the United Kingdom. The term of the license is until the later of December 31, 2035, or 10 years after the first commercial sale of the Product. The license is also terminable by either party under certain limited circumstances.

Under the terms of the License Agreement, the Company is entitled to receive an upfront payment immediately upon signing and additional development-related milestones for a total of up to €23 million (approximately $23,500) as follows: upfront payment of €2.5 million (approximately $2,600), up to €12.25 million (approximately $12,500) contingent upon positive top-line results of the Company’s SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8,400). Upon commercialization, the Company will receive up to €87 million (approximately $89,000) in sales-related milestones. In addition, the Company will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - -